OPTIONABLE, INC.
55 Saint Marks Place, Suite 4
New York, NY 1003

July 1, 2011

Peggy Kim
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Optionable, Inc. Amendment No. 1 to Schedule 14D-9 Filed July 1, 2011 File No. 5-82968

Dear Ms. Kim:

I am writing in response to your letter to me dated June 29, 2011.

Today, Optionable, Inc. (the “Company”) filed Amendment No. 1 to its Schedule 14D-9 originally filed with the Commission on June 24, 2011.  As you requested in your letter, in this Amendment No. 1, the Company described further its reasons for not making a recommendation with respect to the tender offer described in the Schedule 14D-9.  Also, as described in this Amendment No. 1, the Company did not request or receive an opinion from Brean Murray as to the adequacy of the consideration in such tender offer.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9 filing (including any amendments thereto), staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact our legal counsel, David Amburgey of Hand Baldachin & Amburgey LLP, at (212) 956-9543.

Sincerely, /s/ Matthew Katzeff Matthew Katzeff Chief Financial Officer

cc:	David Amburgey Hand Baldachin & Amburgey LLP